Exhibit 4.22

SUMMARY OF MORTGAGE AGREEMENT BETWEEN CHINA BANK OF COMMUNICATIONS GUILIN BRANCH AND GUILIN JUN TAI FU CONSTRUCTION AND DEVELOPMENT CO. LTD.

In May 2012, China Bank of Communications Guilin Branch (the “Bank”), the mortgagee, entered into a mortgage agreement (the “Agreement”) with Guilin Jun Tai Fu Construction and Development Co. Ltd. (the “Company”), the mortgagor.  The Company mortgaged to the Bank the land use rights associates with the Company’s manufacturing facility in Guilin and rights to structures thereon (the “Collateral”).  The Bank and the Company entered into the agreement to provide collateral for the loans up to RMB 350 million to be made by the Bank to the Company from May 2012 to May 2015.  The Collateral secures loan principal, interest, compound interest, penalty interest, liquidated damages, compensatory damages, and costs associated with Bank’s enforcement of its rights under this Agreement.

The Company shall register the mortgage with the relevant government agency immediately after the execution of this Agreement and, within three days of completing such registration, deliver to the Bank’s custody original documents proving the Company’s ownership of the collateral and the registration of the mortgage. The Company shall insure the collateral according the Bank’s requirements and designate the Bank as the primary beneficiary.  The Company shall deliver to the Bank’s custody original insurance documents.

The Company represents and warrants the following:

(1)	The Company is duly incorporated and has the power to enter into this Agreement.
(2)	The Company is duly authorized to enter into this Agreement.
(3)	The documents, materials, and data provided by the Company to the Bank is true, accurate, complete and effective.
(4)	The Company has power to dispose of the Collateral. If the Collateral is common property, then the Company has secured the necessary consents and authorizations to dispose of the collateral.
(5)
The Collateral does not have any defect; has not been lawfully seized, detained, or place under supervision; is not subject to any dispute, mortgage, pledge, law suit, arbitration, or similar circumstance.

(6)	At the time of the execution of this Agreement, the debtor is not the shareholder of or nor has actual control over the Company.

  The Company has the following obligations under the Agreement:

(1)	The Company shall pay for the upkeep and maintenance of the Collateral.
(2)
The Company shall properly maintain the Collateral, shall not improperly use the Collateral, shall ensure that the Collateral is in good condition by periodically maintaining the Collateral, and insure the Collateral according to the Bank’s requirements.

(3)
The Company shall not undertake any action that would or has the potential to reduce the value of the Collateral, shall not transfer, gift, lease, or set a security interest in the Collateral, without the written consent of the Bank.

(4)	The Company shall assist the Bank to inspect the use, safekeeping, maintenance of the Collateral.
(5)	The Company shall notify the Bank in writing under the following circumstances and provide additional collateral according to the Bank’s requirements:
a.	The Collateral is damaged or there is a possibility that the value of the collateral is measurably reduced.
b.	The security or the integrity of the Collateral is or may be adversely affected.
c.	There is dispute over the ownership rights of the Collateral.
d.	During the term of the Agreement, the Collateral subject to seizure, detention, injunction, or other coercive measures to preserve the property.
e.	Mortgage rights are affected or may be affected by infringement by third party.
f.
The Company goes out of business, dissolves, suspends operations, or the Company’s business license is revoked, or voluntary or involuntary application for bankruptcy is filed by or against the Company.

(6)	Before the debtor pays off its debts to the Bank in full, the Company cannot exercise its right to recourse against the debtor or other guarantors.
(7)
Before the debtor pays off its debts to the Bank in hull, if the debtor becomes the Company’s shareholder or take actual control of the Company, the Company shall immediately notify the Bank and deliver to the Bank a shareholders resolution consenting to providing security for the loan.

(8)	The Company shall not set any obstacles against the Bank exercising its security rights.

Dispute arising from this Agreement is to be litigated in the jurisdiction where the Bank resides.  The parties shall continue to perform the undisputed provisions of this Agreement pending adjudication.